XCel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

May 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Mr. Matthew Crispino
Staff Attorney

Re:	XCel Brands, Inc.
Amendment No. 1 to Form S-1
Filed April 17, 2012
File No. 333-177585

Dear Mr. Crispino:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of May 14, 2012 addressed to Mr. Robert W. D’Loren, the Company’s Chief Executive Officer, regarding the Company’s Amendment No. 1 to Form S-1 (the “Form S-1”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

Securities and Exchange Commission

May 29, 2012

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

The Company has included the requested disclosure.

2.	Throughout your document you reference an “Appointment Date.” Please revise to clarify what you mean by Appointment Date and consider providing more specificity as to the dates being referenced. As a non-exclusive example, you refer to certain members of your board agreeing to serve commencing on the Appointment Date on pages 51-52. It is unclear whether you are referring to a prospective appointment or whether the Appointment Date has occurred in the past and these individuals are current directors.

The disclosure has been revised to address the Staff’s comment.

3.	Please revise to clarify whether your common stock is quoted on the OTC Bulletin Board, the OTCQB or the OTC Pink Sheets. It appears that your common stock is quoted on the OTCQB, but you refer to the OTC Pink Sheets on pages 14 and 43 and the OTC Bulletin Board and OTC Markets on page 45.

The disclosure has been revised to clarify that the Common Stock is quoted on the OTCQB tier of the OTC Markets. Please note that the Common Stock was quoted on the OTC Bulletin Board until May 2008. Accordingly, such statement remains unchanged.

4.	Please note that an at-the-market resale offering under Rule 415 Is not available for registrants that are quoted on the OTCQB or the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board or are listed on an exchange.

The disclosure has been revised to address the Staff’s comments.

Securities and Exchange Commission

May 29, 2012

Risk Factors, page 4

5.	We note that the owners of IM Ready, Isaac Mizrahi and Marisa Gardini, are offering a significant amount of securities in this offering, 360,000 and 1,140,000 shares of common stock, respectively. Please consider whether adding a risk factor is appropriate to discuss any conflicts of interests with their roles with Xcel Brands, Inc. and the potential disposition of a significant amount of their shares.

The requested disclosure has been added.

6.	We note that Mr. Isaac Mizrahi’s compensation agreement described on page 58 awards your key employee with a 5% bonus for net royalty income beyond $25 million for future periods. Please consider adding a risk factor describing how such an arrangement may limit or may make it more difficult to achieve profitability as your net royalty income approaches and exceeds $25 million.

The Company respectfully disagrees with the Staff’s comment. Annual royalty income of $25 million would be substantially in excess of the Company’s current level of revenue. After the Company’s fixed operating expenses, the incremental expenses it expects that it would incur if revenue were to increase to $25 million would not be significant. The Company believes that its margins for incremental revenue are substantially greater than 5% and, therefore, paying Mr. Mizrahi a bonus of 5% of net royalty income in excess of $25 million will not make it more difficult to achieve profitability as the Company’s net royalty income approaches or exceeds $25 million. Moreover, the Company notes that this bonus payment will have no effect unless the Company’s net royalty income exceeds $25 million during a fiscal year and will only apply to net royalty increase in excess of $25 million per year.

Recent Sales of Unregistered Securities, page II-2

7.	Your registration statement seeks to register common stock that underlies privately issued warrants that are described in this section. Since the resale of such common stock is contingent upon exercise of those warrants, please revise to describe the exemption your selling stockholders will rely upon to exercise their respective warrants.

The disclosure has been revised to reflect the Staff’s comments.

8.	Please file your legal opinion with your next amendment.

The Exhibit 5 opinion is being filed with Amendment No. 2 to the Form S-1.

Securities and Exchange Commission

May 29, 2012

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form S-1; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Very truly yours,

/s/ James F. Haran
James F. Haran
Chief Financial Officer

cc:	Brad L. Shiffman, Esq.